Exhibit 99.1

FORMULA SYSTEMS (1985) LTD.

Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel

July 21, 2025

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 27, 2025

Formula Systems (1985) Ltd. Shareholders:

We hereby inform you that the Special General Meeting of Shareholders, or the Meeting, of Formula Systems (1985) Ltd., or the Company, will be held at 2:00 p.m. (Israel time) on Wednesday, August 27, 2025 at our offices at Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, for the following purposes:

1.	To elect Mr. Ilan Regev as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law, and to approve the terms of his compensation.

2.	To elect Mr. Amir Hillman as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law, and to approve the terms of his compensation.

Our Board recommends that you vote in favor of the above numbered proposals, which are described in the proxy statement attached to this notice. The proxy statement and a related proxy card are being furnished to the Securities and Exchange Commission, or SEC, in a report of foreign private issuer on Form 6-K, or a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at http://www.formulasystems.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Thursday, July 24, 2025, at the registered office of the Company, Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-538-9305.

Holders of record of our ordinary shares (including ordinary shares represented by American Depositary Shares, or ADSs) at the close of business on Friday, July 25, 2025 are entitled to vote at the Meeting.

The approval of each of Proposals 1 and 2 (to elect as external directors of the Company, each for a three-year term, and to approve the terms of compensation of, Mr. Regev and Mr. Hillman, respectively) requires that one of the following two voting requirements be met:

●	the majority voted in favor of the election and compensation includes a majority of the shares held by shareholders who are neither controlling shareholders (as to be described in our proxy statement for the Meeting) nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”, as to be described in the proxy statement) (other than a conflict of interest not deriving from a shareholder’s ties to the controlling shareholder) in the approval of that election and compensation that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the election and compensation of the subject external director nominee does not exceed 2% of the aggregate voting power in the Company.

If you are a shareholder of record voting by mail, your proxy card must be received at our registered office at least six (6) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the proposals described above. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the accompanying proxy card or voting instruction form.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may vote their shares by sending a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer. The foregoing certificate signed by the TASE Clearing House member may instead be presented at the Meeting by a shareholder who wishes to vote at the Meeting itself (subject to the below guidelines regarding attendance at the Meeting). Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote, through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by Israeli law. Voting through the electronic voting system will be allowed until six (6) hours prior to the appointed time of the Meeting (i.e., 8:00 a.m., Israel time, on Wednesday, August 27, 2025). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

If your shares are represented by ADSs, you should complete the enclosed voting instruction form to direct the depositary for the ADSs, BNY Mellon, to vote the number of shares represented by your ADSs in accordance with the instructions that you provide. If your ADSs are held in “street name”, through a bank, broker or other nominee, you should follow the instructions in the proxy statement as to how to direct such bank, broker or other nominee to arrange for the depositary to vote the ordinary shares represented by your ADSs in accordance with your voting instructions. Those voting instructions need to be received by 12:00 p.m., Eastern Daylight Time, on Thursday, August 21, 2025 in order to be counted towards the tally of ordinary shares represented by ADSs voted at the Meeting.

In accordance with the Companies Law, the regulations promulgated thereunder and the Company’s amended and restated articles of association, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, email: ir@formula.co.il, no later than Monday, July 28, 2025. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Monday, August 4, 2025, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

By order of the Board,
Asaf Berenstin
Chief Financial Officer

FORMULA SYSTEMS (1985) LTD.

Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

+972-3-538-9305

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, AUGUST 27, 2025

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Formula Systems (1985) Ltd., to which we refer as Formula, the Company, us or we (or similar expressions), to be voted at the Company’s Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Wednesday, August 27, 2025, at our offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel.

The attached Notice of Special General Meeting of Shareholders was first published in accordance with the Israeli Companies Law, 5759-1999, or the Companies Law, and our amended and restated articles of association, or the Articles of Association, on Monday, July 21, 2025. A copy of that notice, together with this Proxy Statement and an accompanying form of proxy card, are being made available publicly on or about Thursday, July 24, 2025. Copies of voting instruction forms or proxy cards (as applicable) are being distributed to holders of Formula ordinary shares, par value NIS 1.00 per share, or ordinary shares, including ordinary shares that are represented by American Depositary Shares, or ADSs, on a one-for-one basis, on or about Monday, August 4, 2025.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Friday, July 25, 2025, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.	To elect Mr. Ilan Regev as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law, and to approve the terms of his compensation;

2.	To elect Mr. Amit Hillman as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law, and to approve the terms of his compensation;

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of Proposals 1 and 2.

Quorum

On June 30, 2025, we had 15,332,667 ordinary shares issued and outstanding, of which 124,049 were represented by ADSs. The foregoing number of issued and outstanding ordinary shares excludes 568,840 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights. Each ordinary share (including an ordinary share represented by an ADS) outstanding as of the close of business on the record date, Friday, July 25, 2025, is entitled to one vote upon each of the matters to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders (including holders of ordinary shares represented by ADSs) attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If 25% of our voting power is not present within one half-hour of the time designated for the adjourned meeting, any two shareholders attending in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Friday, July 25, 2025. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Friday, July 25, 2025, or which appears in the participant listing of a securities depository on that date. If you hold ADSs (whether the ADSs are registered directly in your name or are held in “street name”) as of that date, you are entitled to receive notice of the Meeting and to direct the depositary for the ADSs, The Bank of New York Mellon, referred to as the Depositary, as to how to vote the ordinary shares represented by your ADSs at the Meeting.

How You Can Vote

The method of ensuring that your ordinary shares are voted at the Meeting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will need to complete and execute proxy cards (accessible at the Company’s website) and submit them to the Company. Holders of shares in “street name” through a TASE member will vote via a proxy card, but through a different procedure (as described below) or by electronic voting via the electronic voting system of the Israel Securities Authority. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms in order to instruct the Depositary how to vote (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form), you can submit your vote by attending the Meeting, or by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” section of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, e-mail: ir@formula.co.il, at least six hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Wednesday, August 27, 2025). The chairman of the Meeting may waive that six-hour deadline.

Shareholders Holding Through the TASE

If you hold ordinary shares through a bank, broker or other nominee that is admitted as a member of the TASE, your shares can be voted in one of the following three manners: (i) by attending the Meeting and voting in person; (ii) by sending in your vote in advance of the Meeting; or (iii) by voting electronically in advance of the Meeting via the electronic voting system of the Israel Securities Authority. Each of these possibilities is described further in the next paragraph.

If you hold ordinary shares via a member of the TASE, you may vote your shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares (an “ishur baalut”). In the alternative, you may vote in advance of the Meeting by sending that proof-of-ownership certificate, along with a duly executed proxy card (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, e-mail: ir@formula.co.il. If you utilize that method, your vote must be received by us at least six hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Wednesday, August 27, 2025). The Chairman of the Meeting may waive that six-hour deadline. As a third possibility, you may vote electronically in advance of the Meeting through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting, that is, until 8:00 a.m., Israel time, on Wednesday, August 27, 2025.

If you hold your shares through a TASE member and you voted in advance of the Meeting and seek to change or revoke your vote, then (i) if you sent in your vote (together with proof of ownership) originally to the Company, you can send in a later-dated proxy card and proof of ownership to the Company, or (ii) if you voted originally via the electronic voting system of the Israel Securities Authority, you may change or revoke your vote using the electronic voting system. In either case, you must complete the revocation of your vote before the deadline for submitting a vote (which is described above).

Holders of ADSs

Under the terms of the Deposit Agreement by and among our Company, The Bank of New York Mellon, as the Depositary, and the holders of our ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with applicable law and the Articles of Association of our Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for the Depositary to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by the Depositary for such purpose, the Depositary shall vote the shares represented by such ADSs in accordance with the recommendation of the Board of our Company as advised by our Company in writing, except that the Depositary shall not vote the shares represented by ADSs with respect to any matter as to which we inform the Depositary (we have agreed to provide that information as promptly as practicable in writing, if applicable) that (x) we do not wish the Depositary to vote, or (y) the matter materially and adversely affects the rights of holders of our ordinary shares.

In order to have your voting instructions count towards the tally of ordinary shares represented by ADSs voted at the Meeting, your voting instructions must be received by the Depositary by 12:00 p.m., Eastern Daylight Time, on Thursday, August 21, 2025.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple voting instruction forms. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name should complete, sign, date and return one proxy card for each name in which shares are held.

Vote Required for Approval of Each Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal. The approval of each of Proposals 1 and 2 (to elect as an external director of the Company, to hold office for a three-year term, and to approve the terms of compensation of, Mr. Regev and Mr. Hillman, respectively) furthermore requires that one of the following two additional voting requirements be met:

●	the majority voted in favor of the election and compensation of the external director nominee includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) (other than a conflict of interest not deriving from a shareholder’s ties to a controlling shareholder) in the approval of such election or compensation that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors or chief executive officer of the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company.

As far as we are aware, Asseco Poland S.A., or Asseco, which owns approximately 25.82% of our outstanding share capital, will be deemed to be a controlling shareholder of the Company for purposes of the vote on Proposals 1 and 2. Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for that proposal.

A conflict of interest (referred to under the Companies Law as a “personal interest”) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of each of Proposals 1 and 2, and failure to do so disqualifies the shareholder from participating in the vote on the relevant proposal.  In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the proxy card published by us or voting instruction form sent to you, you will be deemed to be confirming to us that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 1 and/or 2 (as applicable), and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of such proposal(s).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 1 or 2, you should not vote by means of the form of proxy card published by us or voting instruction form sent to you with respect to the relevant proposal, and you should instead contact our Chief Financial Officer, Mr. Asaf Berenstin, at aberenstein@magicsoftware.com, who will instruct you how to submit your vote or voting instructions on the relevant proposal(s). If you submit your vote in that alternative manner as instructed, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 1 and/or 2 (as applicable), but will not be counted towards or against the special majority required for approval of that/those proposal(s).

Various Voting Scenarios

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you provide specific instructions (mark boxes) with regard to any of the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, “FOR” Proposals 1 and 2. The proxy holders will furthermore vote in their discretion on any other matters that properly come before the Meeting.

If you hold shares beneficially via a member of the TASE, your shares will also not be voted at the Meeting if you do not follow the above-described instructions for voting, and will not be voted with respect to a particular proposal if you do not indicate how you would like to vote on that proposal.

In the case of ordinary shares represented by ADSs, however, if you do not return your voting instruction form to instruct your broker how to cause the Depositary to vote, or if you sign and return your voting instruction form without giving specific instructions, the Depositary will vote the shares represented by those ADSs in accordance with the recommendation of the Board (“FOR” each of Proposals 1 and 2), as advised by our Company in writing, unless we inform the Depositary otherwise.

Solicitation of Proxies

A form of proxy for having your ordinary shares voted at the Meeting has been filed publicly and/or a voting instruction form for directing the Depositary how to vote the ordinary shares underlying your ADSs has been mailed to you (as appropriate). Shareholders may revoke the authority granted by their execution of proxies or voting instruction forms at any time before the effective exercise thereof by filing with us or the Depositary (as applicable) a written notice of revocation or duly executed proxy or voting instruction form bearing a later date, or by voting in person at the Meeting (if providing the relevant proof of ownership of ordinary shares or ADSs). Proxies are being made available to shareholders on or about Thursday, July 24, 2025 and voting instruction forms are being mailed to holders of ADSs on or about Monday, August 4, 2025. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies or voting instruction forms by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” section of our Company website, www.formulasystems.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of June 30, 2025.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	3,958,154	25.82%
Guy Bernstein (4)	1,797,973	11.73%
Harel Insurance Investments & Financial Services Ltd.(5)	1,154,406	7.53%
Phoenix Holdings Ltd. (6)	1,090,836	7.11%
Menora Mivtachim Holdings Ltd.(7)	1,090,255	7.11%
Yelin Lapidot Holdings Management Ltd. (8)	995,905	6.50%
Clal Insurance Enterprises Holdings Ltd. and affiliates (9)	824,703	5.38%
All directors and executive officers as a group (9 persons) (10)	1,836,591	11.98%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,332,667 ordinary shares (including 124,049 shares represented by ADSs, and shares subject to restrictions and repurchase by us) issued and outstanding as of June 30, 2025.

(3)	Based on Amendment No. 5 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 7, 2022. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 4 to Schedule 13D filed by Mr. Bernstein with the SEC on December 7, 2022. Consists of (a) (i) 1,362,822 ordinary shares held in trust for Mr. Bernstein, and (b) an additional 435,151 ordinary shares held by Mr. Bernstein.

(5)	Based on written notification received from Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on July 3, 2025. Harel Insurance is a publicly held Israeli corporation. Out of the 1,154,406 ordinary shares beneficially owned by Harel Insurance: (i) 1,146,193 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions;, and (ii) 8,213 ordinary shares are beneficially held for Harel Insurance’s own account.

(6)	Based on written notification received from Phoenix Holdings Ltd. on July 2, 2025. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of June 30, 2025, the securities reported herein were held as follows: (i) the Phoenix Investments House - trust funds: 333,616; (ii) The Phoenix pension and provident funds: 4,853; and (iii) Partnership for Israeli shares: 752,367. (All ownership rights in these partnerships belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement).

(7)	Based on written notification received from Menora Mivtachim Holdings Ltd., or Menora Holdings, on July 1, 2025. Out of the 1,090,255 ordinary shares beneficially owned by Menora Holdings (i) 1,079,528 ordinary shares are beneficially owned by Menora Holdings and by entities that are direct or indirect, wholly owned or majority-owned, subsidiaries of Menora Holdings. The economic interest or beneficial ownership in a portion of the foregoing ordinary shares (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the mutual funds, provident funds, or pension funds, as the case may be;, and (ii) 10,727 ordinary shares are beneficially held for Menora Holdings’ own account.

(8)	Based on written notification received from Yelin Lapidot on July 3, 2025. Out of the 995,905 ordinary shares beneficially owned by Yelin Lapidot: (i) 802,181 are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and (ii) 193,724 are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin Lapidot. Each of Messrs. Dov Yelin and Yair Lapidot owns 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and together they are responsible for the day-to-day management of Yelin Lapidot Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Yelin Lapidot, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(9)	Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, on July 2, 2025. Clal is a publicly held Israeli corporation. All the 824,703 ordinary shares beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(10)	Includes the shares beneficially owned by Mr. Guy Bernstein described in note (4) above, as well as 24,333 vested restricted shares granted to Mr. Asaf Berenstin, the Company’s Chief Financial Officer, on November 13, 2014 and on August 17, 2017 under the Company’s 2011 Employee and Officer Share Incentive Plan. Besides Mr. Bernstein, Mr. Berenstin, and Ms. Maya Solomon-Ella, the Company’s Chief Operations Officer (who was granted 25,000 restricted shares in November 2018 and in January 2023, of which 14,285 are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

PROPOSALS 1 AND 2:

ELECTION OF EXTERNAL DIRECTORS

AND APPROVAL OF TERMS OF THEIR COMPENSATION

Background

Election of External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies such as ours with securities listed on the Nasdaq Global Select Market, are generally required (unless exempted, which exemption does not apply to a company such as ours that has a controlling shareholder) to elect at least two external directors who meet the qualification requirements in the Companies Law. Our board of directors has nominated Mr. Ilan Regev and Mr. Amir Hillman to serve as our new external directors for a three-year term, subject to and effective upon their election by our shareholders at the Meeting, replacing Mr. Tomer Jacob and Ms. Relly Danon, whose re-election was not approved on our 2025 annual general meeting of shareholders held on May 27, 2025.

A person may not serve as an external director of a company if the person is a relative of a controlling shareholder of the company or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of: (1) the company; (2) any person or entity controlling the company on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the company or by the company’s controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in a company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights, or the senior financial officer as of the date of the person’s appointment.

The term “affiliation” includes any of the following:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.

The term “office holder” is defined as including each of the following: a general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title; a director; and a manager who is directly subordinated to the general manager.

In addition, a person may not serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise (in each case, as defined under the Companies Law regulations), and that at least one external director serving at a given time for the company must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, (ii) meets the standards of the Nasdaq Listing Rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The term of office for external directors of Israeli companies traded on certain non-Israeli stock exchanges, including the Nasdaq Global Select Market, may be extended indefinitely in increments of additional three-year terms, provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the election of external directors). and certain disclosures are provided to the shareholders, as we have done below concerning our external director nominees.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Therefore, if they are elected, Mr. Regev will serve as the chairman of our audit committee and our compensation committee, and Mr. Hillman will serve as a member of our audit committee and a member of our compensation committee.

The Board has determined that each of Mr. Regev and Mr. Hillman satisfies the external director non-affiliation requirements under the Companies Law (as described above), and that Mr. Regev possesses requisite financial and accounting expertise, while Mr. Hillman possesses professional qualifications, as required under the Companies Law. The Board has also determined that each of Mr. Regev and Mr. Hillman satisfies the independent director requirements under the Nasdaq Listing Rules and under the Exchange Act rules governing audit committee and compensation committee membership.

Biographical Information Regarding External Director Nominees

Ilan Regev is a seasoned executive with a strong financial background. Since 1995, he has served as a Senior Manager at ERB Financial Group Ltd., a firm providing outsourced CFO services primarily to startup companies. Since 2016, Mr. Regev has also been a director at ERB London Limited, a wholly owned UK subsidiary of ERB Financial Group Ltd. Between 2004 and 2018, he founded and directed ESOP Trustee and Management Services Ltd., a subsidiary of Phoenix Insurance Ltd. From 2008 to 2011, he served as an independent director at Matrix IT Ltd., a publicly traded company on the Tel Aviv Stock Exchange. Earlier in his career, from 1992 to 1995, Mr. Regev was a senior manager at Ernst & Young Israel, overseeing audit teams focused mainly on venture capital funds. He holds a B.A. in Economics and Accountancy from Tel Aviv University and is a Certified Public Accountant (CPA).

Amir Hillman is an experienced finance and real estate professional with a strong background in investments and capital markets. Mr. Hillman is the Co-Founder and Partner of Alexa Finance and Investments Ltd., an investment company specializing in capital markets and real estate development, a position he has held since 2009. From 2003 to 2007, Mr. Hillman served as an Analyst and Business Development Manager at Forum Technologies Venture Capital Fund, focusing on start-ups and early-stage investments. From 1999 to 2002, he worked as an Analyst at Dan Tahori Investment House, where he performed valuations and financial analyses for M&A activities, primarily for leading Israeli capital market entities. Earlier in his career, from 1997 to 1998, Mr. Hillman was an Analyst at Paz Economics and Engineering, providing financial oversight for real estate projects. Mr. Hillman holds a B.A. in Economics and Sociology and an MBA from the Recanati Business School, Tel Aviv University.

Compensation of External Directors

Each of our non-employee directors generally receives compensation from us comprised of (i) annual cash remuneration and (ii) a participation fee for every meeting of the board of directors or its committees in which the director participates. The amount of such compensation (both annual and per-meeting) is equal to the average between the “fixed amount” and the “maximum amount” of compensation payable to a director of a company of our financial size and character under the Companies Law regulations (Rules for the Payment of Remuneration and Expenses of External Directors, 2002), which we refer to as the External Director Compensation Regulations. The participation fee for a telephonic meeting (or a meeting held by other similar means) is equal to 60% of the above-described per-meeting compensation, and the fee for action taken via written resolutions in lieu of a meeting is equal to 50% of the above-described per-meeting compensation.

If elected at the Meeting, Mr. Hillman would consequently be entitled to the foregoing compensation as an external director.

Because of Mr. Regev’s accounting and financial expertise and his prospective service as our audit committee accounting and financial expert, if elected at the Meeting, he would be entitled to additional compensation in respect of his being deemed an “expert” director under the External Director Compensation Regulations. Consequently, consistent with those regulations, he would receive (both annually and per-meeting) higher fees, equal to the average between the “fixed amount” and the “maximum amount” of compensation payable to an “expert” director who possesses accounting and financial expertise of a company of our financial size and character.

Our board of directors recommends that our shareholders approve the forgoing terms of compensation of Mr. Regev and Mr. Hillman as part of the proposals to elect them as external directors.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposals 1 and 2, respectively, at the Meeting:

(a) “RESOLVED, that the election of Mr. Ilan Regev as an external director of Formula Systems (1985) Ltd. for a three-year term through August 26, 2025, and the terms of his compensation in that role described in the Proxy Statement, dated July 21, 2025, with respect to the Meeting, be, and hereby are, approved and confirmed in all respects.”

(b) “RESOLVED, that the election of Mr. Amir Hillman as an external director of Formula Systems (1985) Ltd. for a three-year term through August 26, 2025, and the terms of his compensation in that role described in the Proxy Statement, dated July 21, 2025, with respect to the Meeting, be, and hereby are, approved and confirmed in all respects.”

Required Vote

The initial election of Mr. Regev and Mr. Hillman as external directors of our Company and the approval of the terms of their compensation as external directors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to the resolution under the relevant proposal (Proposal 1 or 2, as applicable). Furthermore, under the Companies Law, the approval of the resolution under each such proposal requires that either:

●	the majority voted in favor of the proposal includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the election of the external director and approval of his compensation (other than a conflict of interest not deriving from ties to a controlling shareholder) that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling shareholders who do not have a conflict of interest in the election of the external director and approval of his compensation that are voted against the election of the external director and his compensation does not exceed 2% of the aggregate voting rights in the Company.

Please see the section entitled “Vote Required for Approval of Each Proposal” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on Proposals 1 and 2.

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate in the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of the resolutions under Proposals 1 and 2, and failure to do so disqualifies the shareholder from participating in the vote on the applicable resolution. In keeping with the leniency provided by the Companies Regulations— Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the proxy card or voting instruction form that we distribute, you will be deemed to be confirming to the Company that you are not a controlling shareholder and that you lack a conflict of interest in the re-election of the external director nominees under Proposals 1 and 2, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of Proposals 1 and 2 (including the 2% threshold described in the second bullet point above).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 1 or 2 (as applicable), you should not vote by means of the proxy card or voting instruction form, and you should instead contact our Chief Financial Officer, Mr. Asaf Berenstin, at aberenstein@magicsoftware.com, who will instruct you how to submit your vote or voting instructions on Proposals 1 or 2 (as applicable). In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 1 or 2, but will not be counted towards or against the special majority required for approval of those proposals.

Board Recommendation

The Board unanimously recommends a vote FOR the election of each of Mr. Ilan Regev and Mr. Amir Hillman as an external director and the approval of each of their above-described terms of compensation.

CONSIDERATION OF OTHER MATTERS

Other than the matters covered by Proposals 1 and 2 that are described above, there will be no other matters to be presented at the Meeting. This Proxy Statement, together with the related Notice of the Meeting, have been published as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on July 21, 2025. That report and our other reports pursuant to the Exchange Act are filed with or furnished to the SEC and are available to the public at the SEC’s website at www.sec.gov. Those reports are not a part of this Proxy Statement.

By Order of the Board,
Asaf Berenstin
Chief Financial Officer

Dated: July 21, 2025